UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103 (1)

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 137586 103

1	Names of Reporting Persons Shouyan Xu
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,075,290(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,075,290(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,075,290(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

5.9% of Class A ordinary shares. 4.3% of total ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.(2) The voting power of the shares beneficially owned represent 0.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)	Represents 13,075,290 Class A ordinary shares held by Huaiyuan L.P., of which SHOUYAN Holding Limited is the general partner.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 302,809,892 issued and outstanding ordinary shares as a single class, being the sum of 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons SHOUYAN Holding Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,075,290(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,075,290(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,075,290(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

5.9% of Class A ordinary shares. 4.3% of total ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.(2) The voting power of the shares beneficially owned represent 0.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)	Represents 13,075,290 Class A ordinary shares held by Huaiyuan L.P., of which SHOUYAN Holding Limited is the general partner.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 302,809,892 issued and outstanding ordinary shares as a single class, being the sum of 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Huaiyuan L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 13,075,290(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,075,290(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,075,290(1)
10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11

Percent of class represented by amount in row (9)

5.9% of Class A ordinary shares. 4.3% of total ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.(2) The voting power of the shares beneficially owned represent 0.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) PN

(1)	Represents 13,075,290 Class A ordinary shares held by Huaiyuan L.P., of which SHOUYAN Holding Limited is the general partner.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 302,809,892 issued and outstanding ordinary shares as a single class, being the sum of 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.

(a)	Name of Issuer:

Cango Inc.

(b)	Address of Issuer’s Principal Executive Offices:

10A, Building 3, Youyou Century Plaza

428 South Yanggao Road

Pudong New Area, Shanghai 200127

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

(i)	Shouyan Xu, a citizen of the People’s Republic of China;

(ii)	SHOUYAN Holding Limited, a company established in the British Virgin Islands and is wholly-owned by Shouyan Xu; and

(iii)	Huaiyuan L.P. is a limited partnership established in the British Virgin Islands, of which SHOUYAN Holding Limited is the general partner.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	The address of Shouyan Xu is Room 803, No.3, Lane 1068, Xinzha Road, Shanghai, China.

(ii)	The registered address of SHOUYAN Holding Limited is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands.

(iii)	The registered address of Huaiyuan L.P. is the offices of Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola VG1110, British Virgin Islands.

(c)	Citizenship:

Shouyan Xu is a citizen of the People’s Republic of China. SHOUYAN Holding Limited and Huaiyuan L.P. are established in the British Virgin Islands.

(d)	Title and Class of Securities:

Class A ordinary shares, par value US$0.0001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e)	CUSIP No.:

137586 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Shouyan Xu	13,075,290	4.3%	13,075,290	0	13,075,290	0	0.7%
SHOUYAN Holding Limited	13,075,290	4.3%	13,075,290	0	13,075,290	0	0.7%
Huaiyuan L.P.	13,075,290	4.3%	13,075,290	0	13,075,290	0	0.7%

(1)

As of December 31, 2018, Huaiyuan L.P. directly owned 13,075,290 Class A ordinary shares. SHOUYAN Holding Limited is the general partner of Huaiyuan L.P., and accordingly, SHOUYAN Holding Limited may thereby be deemed to beneficially own the 13,075,290 Class A ordinary shares owned by Huaiyuan L.P. In addition, SHOUYAN Holding Limited is wholly-owned by Shouyan Xu, and accordingly, Shouyan Xu may thereby be deemed to beneficially own the 13,075,290 Class A ordinary shares beneficially owned by SHOUYAN Holding Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 302,809,892 issued and outstanding ordinary shares as a single class, being the sum of 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

(3)

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2018. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

Shouyan Xu

By:	/s/ Shouyan Xu
Name:	Shouyan Xu

SHOUYAN Holding Limited

By:	/s/ Shouyan Xu
Name:	Shouyan Xu
Title:	Authorized Signatory

Huaiyuan L.P.

By:	/s/ Shouyan Xu
Name:	Shouyan Xu
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement